UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

GoDaddy Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

380237107

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,883,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,883,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,883,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

PN

* Includes 1,477,073 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,936,420
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,936,420
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,936,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		706,530
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

706,530
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

706,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		459,514
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

459,514
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

459,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD P FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		695,646
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

695,646
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

695,646*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

  * Includes 695,646 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

6

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		695,646
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

695,646
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

695,646*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 695,646 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

7

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,155,160
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,155,160
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,155,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

  * Includes 695,646 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

8

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		257,536
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

257,536
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

257,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		257,536
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

257,536
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

257,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,412,696
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,412,696
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,412,696*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

  * Includes 695,646 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD G FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,301,779
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,301,779
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,301,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE G GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,301,779
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,301,779
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,301,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD T FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,356,251
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,356,251
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,356,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

14

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,658,030
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,658,030
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,658,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

PN

15

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,658,030
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,658,030
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,658,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

16

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,198,805
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,198,805
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,198,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

17

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,883,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,883,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,883,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

  * Includes 1,477,073 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

18

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,883,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,883,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,883,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

PN

  * Includes 1,477,073 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

19

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,883,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,883,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,883,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

  * Includes 1,477,073 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

20

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,883,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,883,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,883,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

  * Includes 1,477,073 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

21

CUSIP No. 380237107

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,883,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,883,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,883,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

  * Includes 1,477,073 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

22

CUSIP No. 380237107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Items 2(a)-(e) are hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard P Fund LP, a Cayman Islands exempted limited partnership (“Starboard P LP”), with respect to the Shares directly and beneficially owned by it;
(v)	Starboard Value P GP LLC (“Starboard P GP”), as the general partner of Starboard P LP;
(vi)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP and the managing member of Starboard P GP;
(vii)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(viii)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(ix)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(x)	Starboard G Fund, L.P., a Delaware limited partnership (“Starboard G LP”), with respect to the Shares directly and beneficially owned by it;
(xi)	Starboard Value G GP, LLC (“Starboard G GP”), as the general partner of Starboard G LP;
(xii)	Starboard T Fund LP, a Delaware limited partnership (“Starboard T LP”), with respect to the Shares directly and beneficially owned by it;
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CUSIP No. 380237107

(xiii)	Starboard Value A LP (“Starboard A LP”), as the managing member of Starboard G GP and the general partner of Starboard T LP;
(xiv)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;
(xv)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(xvi)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard G LP, Starboard T LP, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(xvii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xviii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xx)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xxi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard P GP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard G LP, Starboard G GP, Starboard T LP, Starboard A LP, Starboard A GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard G LP, Starboard T LP and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard G LP, Starboard T LP, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard P GP serves as the general partner of Starboard P LP. Starboard R LP serves as the general partner of Starboard C LP and the managing member of Starboard P GP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard G GP serves as the general partner of Starboard G LP. Starboard A LP serves as the managing member of Starboard G GP and as the general partner of Starboard T LP. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

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CUSIP No. 380237107

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard G LP, Starboard T LP, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

The aggregate purchase price of the 4,936,420 Shares beneficially owned by Starboard V&O Fund is approximately $345,916,479, excluding brokerage commissions. The aggregate purchase price of the 706,530 Shares beneficially owned by Starboard S LLC is approximately $49,453,901, excluding brokerage commissions. The aggregate purchase price of the 459,514 Shares beneficially owned by Starboard C LP is approximately $32,095,614, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts for the purchase of 695,646 Shares by Starboard P LP is approximately $49,360,849, excluding brokerage commissions. The aggregate purchase price of the 257,536 Shares beneficially owned by Starboard L Master is approximately $17,896,067, excluding brokerage commissions. The aggregate purchase price of the 1,301,779 Shares beneficially owned by Starboard G LP is approximately $96,660,111, excluding brokerage commissions. The aggregate purchase price of the 1,356,251 Shares beneficially owned by Starboard T LP is approximately $96,350,906, excluding brokerage commissions. The aggregate purchase price of the 1,198,805 Shares beneficially owned by Starboard X Master is approximately $83,715,090, excluding brokerage commissions. The aggregate purchase price of the 189,092 Shares held in the Starboard Value LP Account is approximately $13,292,810, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts for the purchase of 781,427 Shares by Starboard Value LP through the Starboard Value LP Account is approximately $58,265,948, excluding brokerage commissions.

25

CUSIP No. 380237107

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 155,065,792 Shares outstanding, as of October 28, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

A.	Starboard V&O Fund
(a)	As of the close of business on November 7, 2022, 2022, Starboard V&O Fund beneficially owned 4,936,420 Shares.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 4,936,420
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,936,420
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on November 7, 2022, Starboard S LLC beneficially owned 706,530 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 706,530
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 706,530
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.
C.	Starboard C LP
(a)	As of the close of business on November 7, 2022, Starboard C LP beneficially owned 459,514 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 459,514
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 459,514
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 380237107

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard P LP
(a)	As of the close of business on November 7, 2022, Starboard P LP beneficially owned 695,646 Shares, including 695,646 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 695,646
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 695,646
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard P LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard P GP
(a)	Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 695,646 Shares owned by Starboard P LP, including 695,646 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 695,646
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 695,646
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard P GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard P LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and the managing member of Starboard P GP, may be deemed the beneficial owner of the (i) 459,514 Shares owned by Starboard C LP and (ii) 695,646 Shares owned by Starboard P LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,155,160
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,155,160
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 380237107

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP and Starboard P LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard L Master
(a)	As of the close of business on November 7, 2022, 2022, Starboard L Master beneficially owned 257,536 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 257,536
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 257,536
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 257,536 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 257,536
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 257,536
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 459,514 Shares owned by Starboard C LP (ii) 695,646 Shares owned by Starboard P LP and (ii) 257,536 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,412,696
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,412,696
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP, Starboard P LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 380237107

J.	Starboard G LP
(a)	As of the close of business on November 7, 2022, Starboard G LP beneficially owned 1,301,779 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,301,779
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,301,779
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Starboard G GP
(a)	Starboard G GP, as the general partner of Starboard G LP, may be deemed the beneficial owner of the 1,301,779 Shares owned by Starboard G LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,301,779
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,301,779
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard G GP has not entered into any transaction in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Starboard T LP
(a)	As of the close of business on November 7, 2022, Starboard T LP beneficially owned 1,356,251 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,356,251
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,356,251
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard T LP has not entered into any transaction in the Shares during the past sixty days.
29

CUSIP No. 380237107

M.	Starboard A LP
(a)	Starboard A LP, as the managing member of Starboard G GP and the general partner of Starboard T LP, may be deemed the beneficial owner of the (i) 1,301,779 Shares owned by Starboard G LP and (ii) 1,356,251 Shares owned by Starboard T LP.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 2,658,030
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,658,030
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
N.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 1,301,779 Shares owned by Starboard G LP and (ii) 1,356,251 Shares owned by Starboard T LP.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 2,658,030
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,658,030
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
O.	Starboard X Master
(a)	As of the close of business on November 7, 2022, Starboard X Master beneficially owned 1,198,805 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,198,805
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,198,805
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
30

CUSIP No. 380237107

P.	Starboard Value LP
(a)	As of the close of business on November 7, 2022, 970,519 Shares were held in the Starboard Value LP Account, including 781,427 Shares underlying certain forward purchase contracts. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard G LP, Starboard T LP, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,936,420 Shares owned by Starboard V&O Fund, (ii) 706,530 Shares owned by Starboard S LLC, (iii) 459,514 Shares owned by Starboard C LP, (iv) 695,646 Shares owned by Starboard P LP, including 695,646 Shares underlying certain forward purchase contracts, (v) 257,536 Shares owned by Starboard L Master, (vi) 1,301,779 Shares owned by Starboard G LP, (vii) 1,356,251 Shares owned by Starboard T LP, (viii) 1,198,805 Shares owned by Starboard X Master and (ix) 959,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 11,883,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,883,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard G LP and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
Q.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,936,420 Shares owned by Starboard V&O Fund, (ii) 706,530 Shares owned by Starboard S LLC, (iii) 459,514 Shares owned by Starboard C LP, (iv) 695,646 Shares owned by Starboard P LP, including 695,646 Shares underlying certain forward purchase contracts, (v) 257,536 Shares owned by Starboard L Master, (vi) 1,301,779 Shares owned by Starboard G LP, (vii) 1,356,251 Shares owned by Starboard T LP, (viii) 1,198,805 Shares owned by Starboard X Master and (ix) 959,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 11,883,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,883,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard G LP and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 380237107

R.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,936,420 Shares owned by Starboard V&O Fund, (ii) 706,530 Shares owned by Starboard S LLC, (iii) 459,514 Shares owned by Starboard C LP, (iv) 695,646 Shares owned by Starboard P LP, including 695,646 Shares underlying certain forward purchase contracts, (v) 257,536 Shares owned by Starboard L Master, (vi) 1,301,779 Shares owned by Starboard G LP, (vii) 1,356,251 Shares owned by Starboard T LP, (viii) 1,198,805 Shares owned by Starboard X Master and (ix) 959,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 11,883,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,883,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard G LP and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
S.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,936,420 Shares owned by Starboard V&O Fund, (ii) 706,530 Shares owned by Starboard S LLC, (iii) 459,514 Shares owned by Starboard C LP, (iv) 695,646 Shares owned by Starboard P LP, including 695,646 Shares underlying certain forward purchase contracts, (v) 257,536 Shares owned by Starboard L Master, (vi) 1,301,779 Shares owned by Starboard G LP, (vii) 1,356,251 Shares owned by Starboard T LP, (viii) 1,198,805 Shares owned by Starboard X Master and (ix) 959,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 11,883,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,883,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard G LP and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

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CUSIP No. 380237107

T.	Messrs. Smith and Feld

(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,936,420 Shares owned by Starboard V&O Fund, (ii) 706,530 Shares owned by Starboard S LLC, (iii) 459,514 Shares owned by Starboard C LP, (iv) 695,646 Shares owned by Starboard P LP, including 695,646 Shares underlying certain forward purchase contracts, (v) 257,536 Shares owned by Starboard L Master, (vi) 1,301,779 Shares owned by Starboard G LP, (vii) 1,356,251 Shares owned by Starboard T LP, (viii) 1,198,805 Shares owned by Starboard X Master and (ix) 959,292 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,883,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,883,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard G LP and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Starboard P LP entered into forward purchase contracts with UBS as the counterparty providing for the purchase of an aggregate of 371 Shares having an aggregate purchase price of approximately $25,171 (each a “UBS Forward Contract”). Each of the UBS Forward Contracts has a final valuation date of May 6, 2024, however, Starboard P LP has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the UBS Forward Contracts provides for physical settlement. Until the settlement date, none of the UBS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

Each of Starboard P LP and Starboard Value LP through the Starboard Value LP Account entered into forward purchase contracts with Goldman Sachs as the counterparty providing for the purchase of an aggregate of 695,275 Shares and 5,130 Shares, respectively, having an aggregate purchase price of approximately $49,335,677 and $346,429, respectively (each a “Goldman Forward Contract”). Each of the Goldman Forward Contracts has a final valuation date of December 6, 2023, however, each of P LP and Starboard Value LP through the Starboard Value LP Account has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the Goldman Forward Contracts provides for physical settlement. Until the settlement date, none of the Goldman Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

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CUSIP No. 380237107

Starboard V&O Fund previously entered into forward purchase contracts with Bank of America as the counterparty providing for the purchase of an aggregate of 2,786,203 Shares (each a “BA Forward Contract”). Each of the BA Forward Contracts had a final valuation date of March 15, 2023. Starboard V&O Fund exercised the BA Forward Contracts and thereby acquired the 2,786,203 Shares. Accordingly, Starboard V&O Fund is no longer a party to the BA Forward Contracts.

On November 7, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard P Fund LP, Starboard Value P GP LLC, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard G Fund, L.P., Starboard Value G GP, LLC, Starboard T Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated November 7, 2022.

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CUSIP No. 380237107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard G Fund, L.P.

By: Starboard Value G GP, LLC,

its general partner

STARBOARD P FUND LP

By: Starboard Value P GP LLC,

its general partner

STARBOARD VALUE P GP LLC

By: Starboard Value R LP,

its member

STARBOARD VALUE G GP, LLC

By: Starboard Value A LP,

its managing member

Starboard Value A LP

By: Starboard Value A GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

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CUSIP No. 380237107

/s/ JEFFREY C. SMITH
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

36

CUSIP No. 380237107

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Class A Common Stock	8,811	70.1609	09/23/2022
Purchase of Class A Common Stock	124,397	67.8472	11/04/2022
Purchase of Forward Contract	106,626	67.1072	11/04/2022
Exercise of Forward Contract	1,286,203	69.3967	11/07/2022
Exercise of Forward Contract	535,476	70.1521	11/07/2022
Exercise of Forward Contract	106,626	67.1354	11/07/2022

STARBOARD P FUND LP

Purchase of Forward Contract	70,000	71.4068	09/22/2022
Purchase of Forward Contract	36	70.1609	09/23/2022
Purchase of Forward Contract	371	67.8472	11/04/2022
Purchase of Forward Contract	318	67.1072	11/04/2022

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Class A Common Stock	750	70.1609	09/23/2022
Purchase of Class A Common Stock	10,880	67.8472	11/04/2022
Exercise of Forward Contract	9,325	67.1072	11/04/2022
Purchase of Class A Common Stock	9,325	67.1354	11/07/2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Class A Common Stock	(57,899)	71.4641	09/29/2022
Purchase of Class A Common Stock	6,158	67.8472	11/04/2022
Exercise of Forward Contract	5,279	67.1072	11/04/2022
Purchase of Class A Common Stock	5,279	67.1354	11/07/2022

STARBOARD X MASTER FUND LTD

Purchase of Class A Common Stock	1,932	70.1609	09/23/2022
Purchase of Class A Common Stock	28,328	67.8472	11/04/2022
Exercise of Forward Contract	24,281	67.1072	11/04/2022
Purchase of Class A Common Stock	24,281	67.1354	11/07/2022

STARBOARD G FUND, L.P.

Purchase of Class A Common Stock	471	70.1609	09/23/2022
Purchase of Class A Common Stock	4,866	67.8472	11/04/2022
Exercise of Forward Contract	4,171	67.1072	11/04/2022
Purchase of Class A Common Stock	4,171	67.1354	11/07/2022